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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         For the month of September 2002

                                    001-14832
                            (COMMISSION FILE NUMBER)

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X                    Form 40-F ______
                             -----

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes _____                      No  X
                                                         -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                    FORM 6-K
                             MONTH OF SEPTEMBER 2002


Filed with this Form 6-K is the following:

- Press release, dated September 18, 2002, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits
--------

99.1  -  Press Release, dated September 18, 2002



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            CELESTICA INC.



Date: September 19, 2002                    BY: /S/ ELIZABETH DELBIANCO
                                                --------------------------------
                                                Elizabeth DelBianco
                                                Vice President & General Counsel





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                                  EXHIBIT INDEX
                                  -------------

         99.1   -          Press Release, dated September 18, 2002

Exhibit 99.1

FOR IMMEDIATE RELEASE                              Wednesday, September 18, 2002
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)


                  CELESTICA UPDATES GUIDANCE FOR THIRD QUARTER


TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced an update to its financial guidance for the third quarter ending September 30, 2002.

Based on its current estimates, the company now expects revenue in the range of US$1.9 to US$2.0 billion, and adjusted net earnings per share of US$0.18 - US$0.22. The company's previous guidance for the third quarter, which was provided on July 17, 2002, was for revenue of US$2.1 to US$2.4 billion and US$0.26 to US$0.33 adjusted net earnings per share.

"The revised guidance reflects recent reductions from a few of our largest customers," said Eugene Polistuk, chairman and CEO, Celestica. "We remain committed to our strategies and continue to be focused on improving operating efficiency and maintaining one of the industry's best balance sheets."

The company will hold a brief conference call today at 8:30 am EST to discuss the updated guidance. A web cast of this call can be accessed at www.celestica.com.

The company's full third quarter results will be released on October 16, 2002.



ABOUT CELESTICA
---------------

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). With 2001 revenues in excess of US$10 billion, Celestica is a global operator of a highly sophisticated manufacturing network, providing a broad range of services to leading OEMs (original equipment manufacturers) in the information technology and communications industries. Unrivalled in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. Celestica has more than 40,000 employees in over 40 locations in the Americas, Europe and Asia.

For further information on Celestica, visit its Web site at www.celestica.com.
                                                            ------------------
The company's security filings can also be accessed at www.sedar.com and
                                                       -------------
www.sec.gov.
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more ...
                                     -2-


SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
------------------------------------------

STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.
                                    -------------     -------------------

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS THE MATERIAL INFORMATION ASSOCIATED WITH THIS ANNOUNCEMENT.




                                     -30-



For further information please contact:
Laurie Flanagan                                    Paul Carpino
Celestica Global Communications                    Celestica Investor Relations
(416) 448-2200                                     (416) 448-2211
media@celestica.com                                clsir@celestica.com
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